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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Virage Logic Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92763R1041
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No.	92763R1041	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Adam A. Kablanian

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,702,152

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,702,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,702,152

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	92763R1041	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: The Kablanian Family Revocable Trust dated 6/12/01, Adam Aleksan Kablanian and Rita Kablanian, Trustees

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,292,685

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,292,685

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,292,685

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 92763R1041	13G	Page 4 of 6 Pages

Item 1(a):	NAME OF ISSUER

Virage Logic Corporation

Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

47100 Bayside Parkway
Fremont, CA 94538

Item 2(a):	NAME OF PERSON FILING

Adam A. Kablanian

Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE

47100 Bayside Parkway
Fremont, CA 94538

Item 2(c):	CITIZENSHIP
USA

Item 2(d):	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

Item 2(e):	CUSIP NUMBER

92763R1041

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	OWNERSHIP

(a)	Amount Beneficially Owned:

3,702,152 shares

(b)	Percent of Class

16.2%

CUSIP No. 92763R1041	13G	Page 5 of 6 Pages
(c)	Number of Shares as to Which Such Person Has:
(i)	sole power to vote or direct the vote: 0 Shares

(ii)	shared power to vote or direct the vote 3,702,152 Shares

(iii)	Sole power to dispose or to direct the disposition of: 0 Shares

(iv)	Shared power to dispose or to direct the disposition of: 3,702,152 Shares

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

3,292,685 of the Shares beneficially owned by Mr. Kablanian are held by The Kablanian Family Revocable Trust dated 6/12/01, Adam Aleksan Kablanian and Rita Kablanian, Trustees. Mr. Kablanian’s spouse is one of the trust’s beneficiaries, and as such has the right to receive proceeds from the sale of such Shares. Beneficiaries of two trusts have the right to receive the proceeds from the sale of 173,500 Shares held by such trusts, in accordance with the trust documents.

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

N/A

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

Item 9:	NOTICE OF DISSOLUTION OF GROUP

N/A

Item 10:	CERTIFICATION

N/A

CUSIP No. 92763R1041	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

February 14, 2006

Date
/s/ ADAM A. KABLANIAN

Signature
Adam A. Kablanian

Name (Typed)

SV 2187067 v1